FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number        000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

Exhibit No.     Description

99.1        Press Release dated July 19, 2010

EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic unveils Instant Click and signs licensing deal with Tain

New online content solution offers rapid deployment from the Company’s full suite of egames on third party platforms

July 19, 2010 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, announces the launch of a new gaming package, Instant Click, which has been licensed to Tain AB (Tain), a leading European provider of e-gaming technology infrastructure licensed in Malta.

Instant Click is the latest innovation from CryptoLogic that enables rapid deployment of a range of titles from its complete suite of more than 300 online games, by online operators and technology providers on their own e-gaming infrastructure and electronic cashier systems. As a result, CryptoLogic’s Instant Click package can now be integrated and made available to players in just a few weeks.

Tain, whose e-gaming platform is used by more than a dozen prominent online operators, is the first company to license Instant Click, for an initial three years. CryptoLogic will derive a share of wagering revenues generated by its games, in line with its existing business model.

Christer Fahlstedt, Tain CEO, said: “Instant Click is a technology platform provider’s dream. It enables CryptoLogic’s highly sought-after games to be rolled out swiftly to the online player community by leveraging operators’ existing infrastructure at little additional cost. As a result we are hugely excited to introduce this product to our customer base.”

Brian Hadfield, President and CEO of CryptoLogic, said: “Instant Click has been designed in response to market need and is a solution for online operators who want CryptoLogic’s innovative gaming content but do not require its full hosting casino platform. Its launch not only boosts CryptoLogic’s addressable market but also complements our branded games licensing strategy.  For the first time in the Company’s history we now have a range of products that suits the needs of most operators worldwide and enables them to differentiate themselves with the adoption of our proven content.”

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

2

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Tain AB
Tain, founded in 2001, is a proven gaming infrastructure software provider that provides products to a number of casino and poker operators.

Products include Tain Commons Platform (TCP) – a back office platform with seamless integration to a number of gaming systems, and Tain Payment Gateway (TPG) – a top tier payment gateway supporting 20+ payment methods. Tain Operations, the operational arm of Tain AB, offers a full range of hosting and support services in multiple jurisdictions including Malta, Kahnawake and Curacao. Currently seventeen operators are live using the Tain TCP/TPG systems.

For more information, please contact:

CryptoLogic +353 1 234 0415	Corfin Public Relations (UK media only) +44 207 596 2860
Stephen Taylor, Chief Financial Officer	Neil Thapar, Alexis Gore or Harry Chathli

Tain +46 8 462 16 00
Christer Fahlstedt, Chief Executive Officer

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the company's financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the company’s Form 20-F for the fiscal year ended December 31, 2009 under the heading “Item 3 – Key Information – Risk Factors” and in the company's other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.